JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 6, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 209

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to the Trust on May 24, 2012 with respect to the JPMorgan Emerging Markets Local Currency Debt Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced in our responses to Comments 2 and 3 below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will be automatically effective on June 25, 2012 pursuant to the Rule.

Fees and Expenses of the Fund

1.	Comment: Please confirm that the contractual fee waivers referenced in footnote 2 to the Annual Fund Operating Expenses table (the “Fee Waivers”) will remain in effect for at least one year.

Response: We confirm that each of the Fee Waivers will remain in effect for at least one year.

Main Investment Strategies

2.	Comment: The Fund has a policy to invest at least 80% of its assets “in debt securities of issuers located in or tied economically to emerging markets that are denominated in emerging markets currencies (Local Currency Debt Securities) or in derivatives or other instruments that are used as substitutes for Local Currency Debt Securities” (the “80% test”). Please disclose how the Fund will determine if a debt security is “tied economically to emerging markets.”

Response: The following disclosure will be added to the prospectus:

A security will deemed to be tied economically to emerging markets if : (1) the issuer is organized under the laws of, or has a principal place of business in an emerging market; or (2) the principal listing of the issuer’s securities is in a market that is in an emerging market; or (3) the issuer derives at least 50% of its total revenues or profits from goods that are produced or sold, investments made, or services performed in an emerging market; or (4) the issuer has at least 50% of its assets located in an emerging market.

3.	Comment: Please disclose in the “More About the Fund” section the types of debt securities that are included in the 80% test.

Response: The terms “debt securities” is meant to include all types of debt securities of “issuers located in or tied economically to emerging markets that are denominated in emerging markets currencies.” Although we are willing to provide examples of the types of debt securities which will be included in the 80% test, we note that it is difficult, if not impossible, to provide an exhaustive list given the variety of debt security structures and future development of new instruments. As a result, we plan to add the following disclosure to the “More About the Fund” section. The following disclosure is designed to provide some examples of the types of debt securities that will commonly be used by the Fund without limiting the Fund’s ability to utilize other types of investments that legitimately should be included in the 80% test:

Some examples of “debt securities” include sovereign debt securities, supranational debt, municipal securities, structured securities including CLNs, fixed and floating or variable rate instruments, inflation-linked debt securities, corporate debt securities, zero-coupon securities, commercial paper, convertible bonds, pay-in-kind securities, and deferred payment securities.

4.	Comment: The 80% test indicates that certain derivatives are included. Please explain how such derivatives are valued for purposes of the 80% test including whether derivatives are valued based on the amount that is required to be segregated under Release No. 10666.

Response: A derivative’s value for purposes of the 80% test depends on the type of derivative. Certain derivatives will be valued based on notional value while others will be valued based on market value or mark to market. The valuation for the 80% test may not be the same as the amount required to be segregated under Release No. 10666 because the 80% test is designed to reflect the exposure to Local Currency Debt Securities rather than address the senior security issues referenced in Release No. 10666.

5.	Comment: Please identify whether the Fund employs any maturity or duration strategies as a principal strategy of the Fund.

Response: The Fund is flexible and is not required to buy securities of a specific duration or maturity.

In connection with your review of the Fund’s Post-Effective Amendments No. to the Registration Statements filed by the Trust on April 11, 2012, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

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